UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) June 28, 2018

Keryx Biopharmaceuticals, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	000-30929	13-4087132
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Marina Park Drive, 12th Floor

Boston, Massachusetts 02210

(Address of Principal Executive Offices)

(617) 466-3500

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act.

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act.

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act.

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On June 28, 2018, Keryx Biopharmaceuticals, Inc., a Delaware corporation (“Keryx”), entered into an agreement and plan of merger (the “Merger Agreement”) with Akebia Therapeutics, Inc. (“Akebia”), a Delaware corporation, and Alpha Therapeutics Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Akebia (“Merger Sub”), pursuant to which Keryx and Akebia will combine their respective businesses through the merger of Merger Sub with and into Keryx, with Keryx continuing after such merger as the surviving corporation and a wholly-owned subsidiary of Akebia (the “Merger”). The Merger Agreement has been approved by the Boards of Directors of each of Keryx and Akebia.

At the effective time of the Merger, (i) each share of common stock, par value $0.001 per share, of Keryx (a “Keryx Share”) issued and outstanding immediately prior to the effective time of the Merger (other than the shares that are held by Akebia, Merger Sub, any subsidiary of Akebia or Keryx, or held by Keryx as treasury shares) will be converted into and become 0.37433 fully paid and non-assessable shares of common stock of Akebia, $0.00001 par value per share (an “Akebia Share”), such that the pre-Merger stockholders of Keryx and Akebia will each own approximately 50% of the voting power of the combined company upon the closing of the Merger (the “Combined Company”), based on the companies’ fully diluted market capitalizations as of signing and before taking into account the Additional Shares described below.

The Merger Agreement provides that, at the effective time of the Merger, each outstanding Keryx restricted share issued under a Keryx equity plan (“Keryx Restricted Shares”), other than those Keryx Restricted Shares that accelerate or lapse as a result of the Merger, will be cancelled and converted into restricted stock unit awards of Akebia, the number of which will be adjusted in accordance with the terms of the Merger Agreement. Each of those Keryx Restricted Shares whose restrictions (including vesting) accelerate or lapse as a result of the Merger, will be cancelled and converted into the right to receive 0.37433 Akebia Shares. In addition, each outstanding and unexercised option to acquire Keryx Shares granted under a Keryx equity plan will be cancelled and converted into an option to acquire Akebia Shares, with the number of shares and exercise price adjusted for the exchange ratio in accordance with the terms of the Merger Agreement.

The Combined Company will have a Board of Directors consisting initially of nine directors, comprised of: (i) four directors designated by the current Board of Directors of Akebia, each of whom will be a director of Akebia immediately prior to the date of the Merger Agreement (and who will be reasonably acceptable to Keryx) (the “Akebia Directors”); (ii) four directors designated by the current Board of Directors of Keryx, each of whom will be a director of Keryx immediately prior to the date of the Merger Agreement (and who will be reasonably acceptable to Akebia) (the “Keryx Directors”); and (iii) one additional director to be designated by the Board of Directors of Keryx (the “Additional Director”), who will serve as the chairperson and be reasonably acceptable to Akebia. Alternatively, the Keryx Directors may choose to select the chairperson from amongst the Keryx Directors, who will be reasonably acceptable to Akebia, and in such an event such Keryx Director will serve as chairperson and the Akebia Directors and the Keryx Directors will select the Additional Director, who will be a person not on either the Board of Directors of Akebia or the Board of Directors of Keryx as of the date of the Merger Agreement. Promptly following the date of the Merger Agreement and before the filing of the joint proxy statement to be filed in connection with the Merger, Akebia and Keryx will work in good faith to equitably allocate the Akebia Directors and Keryx Directors among the three classes of directors.

Akebia and Keryx each made certain representations and warranties, and agreed to certain covenants, in the Merger Agreement, including covenants by Akebia and Keryx to conduct their businesses in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger, to refrain from taking certain actions specified in the Merger Agreement and to use reasonable best efforts to cause the conditions of the Merger to be satisfied.

In addition, neither Akebia nor Keryx is permitted to solicit, initiate or knowingly encourage or induce, or take any other action designed to facilitate, any competing transaction proposals from third parties or to engage in discussions or negotiations with third parties regarding any competing transaction proposals, subject to certain exceptions. Each party’s board of directors may change its recommendation to its stockholders in response to a superior proposal or an intervening event if the board of directors determines in good faith that the failure to take such action would constitute a breach of the directors’ fiduciary duties under applicable law.

The consummation of the Merger is subject to customary closing conditions, including: (i) approval of the issuance of Akebia Shares in connection with the Merger by the affirmative vote of the majority of Akebia Shares cast at the Akebia shareholders’ meeting in favor of the issuance of Akebia Shares in connection with the Merger; (ii) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of all outstanding shares of Keryx common stock entitled to vote thereon; (iii) the absence of any adverse law or order promulgated, entered, enforced, enacted or issued by any governmental entity that prohibits, restrains or makes illegal the consummation of the Merger; (iv) the Akebia Shares to be issued in the Merger being approved for listing on the Nasdaq Capital Market; (v) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other material government approvals; (vi) subject to certain materiality exceptions, the accuracy of certain representations and warranties of each of Akebia and Keryx contained in the Merger Agreement and the compliance by each party with the covenants contained in the Merger Agreement; and (vii) the absence of a material adverse effect with respect to each of Akebia and Keryx. Akebia’s obligation to consummate the Merger is also subject to the conversion of $164.75 million of Keryx’s Zero Coupon Convertible Senior Notes due 2021 (the “Convertible Notes”) pursuant to the terms of the Notes Conversion Agreement by and among Keryx, Baupost Group Securities, L.L.C. (“Baupost”) and, with respect to certain sections only, Akebia described below in greater detail. The parties expect the Merger will be completed in the second half of 2018.

The Merger Agreement contains certain termination rights for both Keryx and Akebia, including for the failure to consummate the Merger by December 28, 2018, the enactment, promulgation or issuance of any injunction, order or ruling which has become final and non-appealable and makes the consummation of the Merger illegal or otherwise prohibits consummation of the Merger, failure of either Keryx’s stockholders or Akebia’s stockholders to approve the Merger and related transactions, or breaches of representations, warranties or covenants by a party that result in the failure of certain conditions to closing being satisfied. In addition, each of Keryx and Akebia have the right to terminate the Merger Agreement in order to enter into a “Superior Proposal” (as defined in the Merger Agreement). Upon termination of the Merger Agreement under certain specified circumstances Akebia or Keryx may be required to pay the other party a termination fee of $22 million.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about Keryx, Akebia, or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Akebia’s stockholders and Keryx’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Keryx, Akebia, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Keryx and Akebia.

Notes Conversion Transactions

In connection with the Merger, Keryx entered into a Notes Conversion Agreement (the “Conversion Agreement”) with Baupost, the holder of the Convertible Notes and, with respect to certain sections only, Akebia. Pursuant to the terms of the Conversion Agreement, Baupost has agreed to convert the Convertible Notes into 35,582,335 Keryx Shares (the “Conversion Shares”) in accordance with the terms of the governing Indenture, dated May 9, 2018, by and between Keryx and The Bank of New York Mellon Trust Company, N.A., immediately prior to the effective time of the Merger, conditioned upon the issuance to Baupost of an additional 4,000,000 shares of Keryx Common Stock (the “Additional Shares”). Baupost also agreed to enter into (i) the Akebia Voting Agreement described below and (ii) a Registration Rights Agreement with Akebia dated and effective as of the closing as of the Merger (the “Registration Rights Agreement”) pursuant to the terms of the Conversion Agreement.

The foregoing description of the Conversion Agreement and the transactions contemplated thereby, including the form of Registration Rights Agreement attached to the Conversion Agreement, does not purport to be complete and is qualified in its entirety by reference to the full text of the Conversion Agreement, which is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

The representations, warranties and covenants contained in the Conversion Agreement (including the form of Registration Rights Agreement attached to the Conversion Agreement) were made only for the purposes of the Conversion Agreement and as of specific dates, were solely for the benefit of the parties to the Conversion Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Conversion Agreement and the Registration Rights Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Conversion Agreement and the Registration Rights Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries of the Conversion Agreement or the Registration Rights Agreement and should not rely on such representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Keryx or any of our subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations, warranties and covenants may change after the date of the respective agreements, and this subsequent information may or may not be fully reflected in public disclosures by Keryx.

Voting Agreements

Simultaneously with the execution of the Merger Agreement, Keryx entered into a Voting Agreement with Muneer Satter, the Chairman of Akebia’s Board of Directors (the “Keryx Voting Agreement”) pursuant to which Mr. Satter has agreed, among other things, to vote the Akebia Shares that he beneficially owns in favor of the adoption of the Merger Agreement and against approval of any proposal made in opposition to, in competition with, or inconsistent with, the Merger Agreement or the Merger or any other transactions contemplated by the Merger Agreement. Simultaneously with the execution of the Merger Agreement, Akebia entered into a Voting Agreement with Baupost (the “Akebia Voting Agreement,” and, together with the Keryx Voting Agreement, the “Voting Agreements”) pursuant to which Baupost has agreed, among other things, to vote the Keryx Shares that it beneficially owns in favor of the adoption of the Merger Agreement and against approval of any proposal made in opposition to, in competition with, or inconsistent with, the Merger Agreement or the Merger or any other transactions contemplated by the Merger Agreement.

Baupost is currently the beneficial owner of approximately 21.4% of the currently outstanding common stock of Keryx (prior to any conversion of the Convertible Notes or the issuance of the Additional Shares) and Mr. Satter currently beneficially owns approximately 5% of the currently outstanding common stock of Akebia. The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the Keryx Voting Agreement and the Akebia Voting Agreement, which are filed as Exhibits 99.1 and 99.2 to this Current Report on Form 8-K and are incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The information contained in Item 1.01 of this Current Report on Form 8-K regarding the Conversion Agreement is incorporated herein by reference. The issuance of the Conversion Shares and the Additional Shares is exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Company will rely on this exemption from registration based in part on representations made by Baupost in the Conversion Agreement.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On June 27, 2018, the Board of Directors of Keryx determined that it was in the best interests of Keryx and its stockholders to adopt and did adopt a bylaw (the “Bylaw Amendment”), effective immediately, entitled “Exclusive Jurisdiction of Delaware Courts.” Pursuant to Section 115 of the Delaware General Corporation Law, the Bylaw Amendment designates the state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the sole and exclusive forum, unless Keryx consents in writing to the selection of an alternative forum, for: (i) any derivative action or proceeding brought on behalf of Keryx; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Keryx to Keryx or Keryx’s stockholders; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or Keryx’s Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws (as either may be amended from time to time); or (iv) any action asserting a claim against Keryx governed by the internal affairs doctrine. A copy of the Bylaw Amendment is attached as Exhibit 3.1 to this report and is incorporated herein by reference.

Item 8.01. Other Events.

On June 28, 2018, Keryx and Akebia issued a joint press release announcing that they had entered into the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.3.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of June 28, 2018, by and among Akebia Therapeutics, Inc., Alpha Therapeutics Merger Sub Inc. and Keryx Biopharmaceuticals, Inc. *

3.1	Amendment to Amended and Restated Bylaws, dated June 27, 2018.

10.1	Notes Conversion Agreement, dated as of June 28, 2018, by and among Keryx Biopharmaceuticals, Inc., Baupost Group Securities, L.L.C. and, with respect to certain sections only, Akebia Therapeutics, Inc.

99.1	Voting Agreement, dated as of June 28, 2018, by and between Keryx Biopharmaceuticals, Inc. and Muneer Satter.

99.2	Voting Agreement, dated as of June 28, 2018, by and between Akebia Therapeutics, Inc. and Baupost Group Securities, L.L.C.

99.3	Joint Press Release, dated June 28, 2018.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Keryx hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC; provided, however, that Keryx may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished.

Cautionary Note Regarding Forward-Looking Statements

These materials contain forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,” “contemplate,” “estimate,” “predict,” “potential” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Akebia’s and Keryx’s plans, estimates or expectations could include, but are not limited to: (i) Akebia or Keryx may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Akebia or Keryx to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Akebia or Keryx does business, or on Akebia’s or Keryx’s operating results and business generally; (v) Akebia’s or Keryx’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Akebia or Keryx may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Akebia or Keryx may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes; (xiii) expectations for future clinical trials, the timing and potential outcomes of clinical studies and interactions with regulatory authorities; and (xiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Akebia and Keryx are set forth in their respective filings with the SEC, including each of Akebia’s and Keryx’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Akebia’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 under the heading “Risk Factors” and Item 1A of Keryx’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 under the heading “Risk Factors.” The risks and uncertainties described above and in Akebia’s most recent Quarterly Report on Form 10-Q and Keryx’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Akebia and Keryx and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Akebia and Keryx file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Akebia and Keryx assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Additional Information and Where to Find It

In connection with the proposed merger, Akebia and Keryx plan to file with the SEC and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus regarding the proposed transaction. BEFORE MAKING ANY VOTING DECISION, AKEBIA’S AND KERYX’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF AKEBIA AND KERYX WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE

PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Akebia and Keryx, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Akebia and Keryx make available free of charge at www.akebia.com and www.keryx.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Akebia, Keryx and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Akebia and Keryx in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Akebia’s directors and officers in Akebia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 12, 2018 and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018. Security holders may obtain information regarding the names, affiliations and interests of Keryx’s directors and officers in Keryx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and the Amendment No. 1 on Form 10-K/A, which was filed with the SEC on April 30, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 31, 2018. To the extent the holdings of Akebia securities by Akebia’s directors and executive officers or the holdings of Keryx securities by Keryx’s directors and executive officers have changed since the amounts set forth in Akebia’s or Keryx’s respective proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Akebia’s website at www.akebia.com and Keryx’s website at www.keryx.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KERYX BIOPHARMACEUTICALS, INC.

By:	/s/ Jodie Morrison
Jodie Morrison Interim Chief Executive Officer

Date: June 28, 2018